

June 16, 2010

<u>Via Facsimile (404) 420-0808 & U.S. Mail</u>
Michelle M. Pennell
Chief Financial Officer
Atlantic Bancshares, Inc.
One Sheridan Park Circle
P.O. Box 3077
Bluffton, SC
29910

> **Re: Atlantic Bancshares, Inc.**
> **Schedule 13E-3**
> **Filed on May 27, 2010**
> **File No. 005-85483**

Dear Ms. Pennell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the company private by causing the common stock to be held by less than 300 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under South Carolina law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and Series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Exhibit 1

Summary Term Sheet, page 1

Avoiding Reclassification by Consolidation or Street Name Ownership, page 3

2.   If correct, please revise throughout to disclose that shareholders may also avoid reclassification if they are able to exercise sufficient options or warrants prior to the Effective Date of the Reclassification such that they can obtain greater than 1000 shares.

Special Factors, page 9

Purpose of Reorganization, page 9

3.   Given that the factors you list as contributing to the decision to take the company private appear to have existed for several years, please supplement the disclosure to further clarify the specific reasons for choosing to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

Alternatives Considered, page 11

4.   Supplementally, please provide further support for the conclusion asserted that each alternative was less simple and less cost-effective than the reclassification. In particular, we note the reference to the "substantial" expenditure of capital associated with other alternatives. Please provide context to your statements and reference quantitative amounts or estimates of the costs associated with alternative transactions that were considered by the Board. In the alternative, revise to clarify under each alternative that

the Board's conclusions regarding the costs associated with that alternative were not based on any quantitative assessment.

Background of the Reorganization, page 12

5.   Please revise this section to describe in greater detail each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. For example, please provide disclosure regarding:

- the person(s) who initiated the discussions of the Board regarding the going private transaction in 2008;

- all discussions involving the relative cost and benefits of a reclassification transaction versus any other alternative and discussions of the terms of the Series AAA Preferred Stock (including internal discussion between management and/or the board and the company and its advisors); and,

- whether any discussions occurred regarding the need to engage a financial advisor.

6.   Please revise the background to discuss whether the Board considered any other exchange ratio and if so, why such ratio was rejected.

7.   Please disclose how the Board determined the dividend amount and liquidation rights formula. If any other dividend amounts or liquidation rights were deliberated, revise to so state and disclose the reasons for the rejection of such terms.

Shareholders Receiving Series AAA Preferred Stock, page 22

8.   Please consistently address the discussion regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders, both those who will retain common stock and those who will receive the Series AAA Preferred Stock. Your current disclosure under this heading, for example, references fairness to all shareholders, affiliated and unaffiliated. Please revise. *See* Question and Answer #19 in Exchange Act Release No. 34-17719.

Determination of Exchange Ratio, page 24

9.   We note that the Board did not undertake any quantitative analysis of the going private transaction because in its opinion, the "qualitative advantages and disadvantages of the terms of the Series AAA Preferred Stock are balanced as compared to the rights related to [the] common stock…" Please revise your disclosure to clarify further how the terms of the Series AAA Preferred Stock could have been established without any consideration

of the relative quantitative value of the common stock versus Series AAA Preferred stock.   Refer to Item 1014(b).

10.   Assuming, as disclosed, that the Board only considered qualitative factors when assessing the relative value of the Series AAA Preferred Stock and common stock, it is still not evident why the Board reached its conclusions regarding the comparative value of Series AAA Preferred stock and common stock. For example, what formed the basis for the Board's conclusion that Series AAA Preferred Stock which, by its terms, precludes shareholders from voting on directorship of the company, is equivalent in value to common stock with full voting rights on all matters? Please provide further support for the conclusion reached. Please also note our comment below.

11.   Please further support the Board's conclusion as to the equivalency of value between Series AAA Preferred Stock and common stock given your disclosure outlining the unlikelihood that Series AAA Preferred holders will ever realize either the dividend or liquidation preference benefits associated with the Series AAA Preferred Stock.

12.   Further to the comments above. You disclose that the actual cash value of the shares in each of the common stock and Series AAA Preferred Stock classes is immaterial to the determination of fairness "because those values would be the same." The basis for your conclusion regarding comparative value is not apparent and therefore, it is not apparent that the value determination should be characterized as immaterial to a determination of fairness. Please revise or advise.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: 404.420.0808
       Kenneth M. Achenbach, Esq.
       Bryan Cave Powell Goldstein